Filed by A. Schulman, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ICO, Inc.
Commission File No.: 001-08327
     On April 2, 2010, A. Schulman, Inc. posted on its website (www.aschulman.com) an audio recording of its Fiscal 2010 Second Quarter conference call.
TRANSCRIPT
A. Schulman
Fiscal 2010 Second Quarter A. Schulman Earnings Conference Call
April 1, 2010 / 4:00M
Corporate Participants
Jennifer Beeman — Director, Corporate Communications, IR
Joe Gingo — Chairman, President, CEO
Paul DeSantis CFO
Conference Call Participants
Rosemarie Morbelli — Ingalls, Snyder
Saul Ludwig — KeyBanc
Dmitry Silversteyn — Longbow Research
Operator
Good day, ladies and gentlemen. And welcome to the Q2 2010 A. Schulman earnings conference call. My name is and I will be your operator for today. At this time all participants are in listen-only mode. Later, we will conduct a question-and-answer session. As a reminder, this call is being recorded for replay purposes. I would now like to turn the conference over to your host for today, Ms. Jennifer Beeman, Director of Corporate Communications and Investor Relations. Please proceed, ma’am.
Jennifer Beeman
Thank you. Good afternoon and welcome to A. Schulman’s second quarter 2010 conference call. I’m Jennifer Beeman, Director of Corporate Communications and Investor Relations for A. Schulman. By now, you all should have received a copy of our press release which was issued last night.
I’d also like to take a moment to thank you all for joining us today. We fully understand that this call is late in the day and ahead of a holiday weekend, which is certainly not ideal. Unfortunately, we had to work around Board meetings, which just wrapped up a few hours ago, so we had little choice. We’ll certainly try to make calls more convenient for you in the future.

With that said, joining me today is Joe Gingo, Chairman, President and Chief Executive Officer, and Paul DeSantis, Chief Financial Officer of A. Schulman.
Before we begin, I’d like to remind you that statements made during this conference call which are not historical facts may be considered forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied. In addition, this conference call contains time sensitive information that reflects management’s best analysis only as of the date of this live call. A. Schulman does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this call. For further information concerning issues that could materially affect financial performance related to forward-looking statements, please refer to A. Schulman’s quarterly earnings releases and periodic filings with the Securities and Exchange Commission.
We’ll begin with some opening comments from Joe, then Paul will review our results. Joe will then briefly discuss our business outlook and lastly, we’ll open up this call for questions. Now I’d like to turn the call over to Joe. Joe...
Joe Gingo
Thank you, Jennifer and good afternoon, everyone. I’ll begin today with a few general comments about the second quarter and then Paul will talk to you about the financial results in more detail. Then, before we open it up to your questions, I’ll have a few additional remarks about our outlook for the rest of fiscal 2010. I’m tremendously encouraged that our second quarter results indicate the strategic plan we launched in January of 2008 continues to provide benefits.
During our last call, we stated that our earnings would be better than 2009, but not as good as 2008. And that’s exactly what happened. As you’ve probably seen from our release, we had a significant bad debt expense due to one large customer in Italy. But without this item and certain one-time charges, we would have reported second quarter earnings of $0.24 per share.
Even with the large bad debt expense in Italy, which we would not expect to reoccur, we’ve made year-over-year improvements in our margins and earnings as a Company. Remember, our European business is primarily focused in Northern Europe. In particular, we’ve significantly increased our profitability in North America, which has been a primary focus for us.
For the second consecutive quarter, we were profitable. Our product mix continues to improve as we focused on higher value products and operating efficiencies. And, we remain in excellent financial shape to pursue future growth opportunities through acquisitions and new product introductions. These achievements helped drive the improvement in our operating results for the second quarter. As we continue to experience what now appears to be a slow but steady recovery in all of our global markets.
In Europe and in Asia, sales and margins continued to improve year-over-year as a result of a gradual price increases in the market. Our strategic shift toward higher value added products and our cost reduction programs. In North America, our performance was especially gratifying as the operating income for the quarter and year-to-date improved significantly over the same periods last year. Once again, this reflects improved pricing and product mix, along with actions we have taken to eliminate lower margin capacity and improve efficiency in our operations over the last two years.
Although we are pleased with our continuing improvement in earnings for North America, as well as the improvements in gross margin and operating income in Europe and Asia, we don’t intend to stop here. We will continue to move forward with our strategic efforts to drive profitability through volume growth across the globe through our selling and marketing initiatives, our geographic expansions and our acquisitions.
Let me expand a little on our acquisition strategy. On March 1, we announced the purchase of McCann Color. They are a producer of high quality color concentrates and are based in North Canton, Ohio. This addition is the latest step in our growth strategy to be a leading global manufacturer in the masterbatch business, while helping to advance the profitable growth of our North American operations. We also announced that we will close our Polybatch Color Center in Sharon Center, Ohio and consolidate its production into the North Canton site.
We expect to complete the consolidation and integration by August 31, the end of our fiscal year. And we expect to improve operating income by $2 to $3 million beginning in fiscal 2011.
We’re excited about the this acquisition and I know that this highly efficient facility not only brings us new customers who are primarily non-automotive focused, but will also provide us a great platform to grow our color businesses.
I am very excited to say that our pending acquisition of ICO Incorporation, which we announced in December of last year, is scheduled to be voted on by ICO’s stockholders at a special meeting on April 28. We were cleared by the SEC last week and started mailing the proxies on Monday, March 29. If approved, we expect the transaction to close shortly after that meeting.
The addition of ICO is an opportunity to expand our presence substantially, especially in rotomolding globally and in masterbatch in North America. We expect to achieve approximately $15 million in run rate synergies by the end of fiscal 2012.
Once finalized, we will begin identifying additional synergies through sales and marketing so that we can gear up quickly to deliver additional value. Although the deal has not closed, we’ve already assembled an experienced cross-functional integration team and with appropriate outside resources, will be ready to begin to realize our synergies day one.
These acquisitions, along with the other achievements I mentioned earlier, reflect the progress we are making toward our strategic goals. These goals include being a leading global manufacturer in masterbatch and rotomolding, and a leading niche global player in engineered plastics.
I’d like to take a moment to address increasing raw material prices, and how we’re dealing with them. As you know, raw material prices are on the rise. Even at higher prices, however, supplier capacity remains constrained, and we have experienced some raw material shortages as our markets have improved.
Our strategy thus far has been three-fold. First, on the procurement side, we have purchased additional lower cost inventory in advance of price increases, a practice we call pre-buying.
Second, we are buying materials in short supply as they become available to meet firm customer orders for product. You see the effect of these two items on our balance sheet as inventory levels are up a few days, but it will help us in terms of maintaining profitability in the upcoming quarter.
Third, we have been communicating with our customers on a regular basis, and have implemented price increases whenever possible. We cannot guarantee we’ll pass all the pricing on immediately. In fact, we have seen some slight margin contraction between the first and second quarters. But we expect to offset the differences as raw material prices begin their inevitable down-swing later in the year.
As I had mentioned in the past, our price adjustments usually lag raw material prices as they increase or decrease. Generally, we believe the recent raw material price increases are not sustainable, as we expect increasing demand to cause increased supply.
Now, for more details on our financial results, here’s Paul DeSantis, our Chief Financial Officer.
Paul DeSantis
Thanks, Joe. Good afternoon, everyone. During the second quarter, we continued the good performance we have come to expect from our turnaround efforts.
North America reported positive earnings from operations for the second consecutive quarter, an achievement not made in recent memory. Profitability and margins were very strong compared with last year, with net income before certain non operating items reaching $3.2 million or $0.12 per share, compared with a loss of $6.7 million last year. And that earnings number was depressed by a substantial bad debt charge of around $3 million after taxes. Had that charge not impacted our results, net income would have exceeded $6.2 million or $0.24 a share.
Excluding certain non operating items, but including discontinued operations, which was our Invision business, the strong earnings were generated through improved operating profitability. Operating income for the quarter was up $12 million from a loss of $9 million last year. The North American business accounted for about $8 million of that increase, primarily driven by the results of the North American engineered plastics cost reduction initiatives, along with some volume recovery, primarily in North American masterbatch, and to a lesser extent, in North American engineered plastics.
In Europe, we saw an increase in earnings resulting from improved margin and mix. Contribution margin per pound on our key European product line was up year-over-year, while the mix also shifted to higher margin lines. Asia is also firing on all cylinders for us, with volume up 50%, driving operating profit up almost $900,000 from last year’s $300,000 loss.

Reported gross margins were 15.5% for the second quarter of fiscal 2010, compared with just 10.7% last year, and 11.8% in 2008.
Overall tonnage for Q2 compared with Q2 last year was up just slightly, as gains in our manufacturing businesses — engineered plastics and masterbatch — offset the decline in our lower margin distribution businesses. In fact, excluding the global distribution businesses, volume would have been up 16%.
Overall sales dollars increased more than 20% for the quarter, as we were able to pass along some of the price increases from our raw material suppliers and from improved mix. The same factors we’ve seen over the last few quarters continued to play out during Q2, and are responsible for the increased earnings and gross profit margins that I mentioned.
As I just mentioned, mix by line of business was favorable. Our European engineered plastics business demonstrated continued strong performance, compared with the same period last year. Volume for the quarter was up more than 40%, and gross profits per pound increased 42%. Profitability of our North American engineered plastics business was also strong, with volume up almost 4% from last year, and gross profit per pound up almost three-fold, driving the strong increase in profitability.
We also saw volume recoveries in our global masterbatch businesses. Our European masterbatch business saw volume increase 6.3%, with gross profit per pound increasing almost 20%. Our North American masterbatch business saw volume increase 12%, with earnings per pound increasing more than 10-fold from the depressed base of 2009. The North American and European distribution businesses combined showed a decline in volume from 2009 of approximately 18%.
In our opinion, our distribution businesses are the most exposed to the economy. As a result, we do not expect to see volume recoveries in these businesses until a sustained economic recovery is in full swing globally.
In spite of the lower volumes, margins have increased in both businesses, reflecting favorable mix as well, as the results of inventory pre-buying which we’ve done in anticipation of higher resin prices.
Gross profit per pound in the North American business practically doubled, and was up almost 50% in the European business, reflecting favorable mix as well as the results of the inventory pre-buying.
Now, let me speak to the total Company’s volume and margins. First compared to Q1 2010 and then as compared with those of 2008. Volume and margins for the total Company are both below Q1’s level, as our second quarter’s typically our weakest quarter of the year. Volume is down approximately 4% from Q1’s level. The major driver of the decline in margin rates from Q1 to Q2 was mix.

Our distribution businesses, particularly in Europe, had a very good second quarter versus first quarter, fueled by the low cost inventory they had on hand. Distribution accounted for 37% of the volume in the second quarter, up from 33% of the volume in the first quarter. That being said, contribution margin per pound in the underlying lines of business has contracted slightly, but generally held up well, given the increases in raw material costs as we’ve been able to partially offset those raw material cost increases through a combination of price increases, mix improvements and cost reductions.
In comparison to Q2 of 2008, volume was down approximately 29%, reflecting the depressed levels of business the Company is still experiencing. The distribution businesses are down approximately 35%, and the manufacturing businesses are down approximately 25%. However, if we exclude North American engineered plastics, which was strategically down-sized, and is 62% below 2008’s volume levels, overall manufactured volume would be down only 15% from 2008’s level for the quarter.
During the quarter, SG&A increased $11.3 million to $48.8 million. The five principal reasons for this increase are: $4.4 million of incremental bad debt expense from one of our largest customers in Europe, based in Italy, where the market requires extended terms; $3.4 million of incremental accrued incentive comp compared to last year’s low levels. This year, we’re accruing at 150% of target, while last year, we were accruing at 50% of target due to our expected continued improved performance; $2.2 million effect of foreign currency related to the strengthening of the Euro compared with 2009’s level; an additional item was $1.9 million of increased stock-based compensation expense, reflecting the increasing stock price.
We have a component of our long-term incentive compensation that is tied directly to stock performance. As our stock price increases, we generally experienced a $200,000 impact from each dollar change. And lastly, we have $1.4 million of acquisition costs related to both the ICO and the McCann Color acquisitions.
Turning to our balance sheet. Cash and liquidity continued to be an important competitive advantage for us. We generated $8 million of cash from operating activity so far this year. Our net cash position remained very strong at $109.7 million, although down from the $123.9 million reported at the end of August.
Foreign exchange is having a tremendous effect on the amount of reported dollar cash. Our exchange rate was $1.36 to the Euro at the end of February, down from $1.43 to the Euro at the end of August. If we applied the August exchange rate, we would have ended February with approximately $226 million of cash on hand, about flat with August’s number.
In terms of working capital days, we reported 67 days at the end of February, up from 62 days at the end of November 2009, and the 60 we reported at the end of August 2009. The increase in days is primarily driven by increases in inventory, as we have continued our pre-buying efforts during the second quarter because of increasing customer demand and raw material price increases, as well as supply shortages that Joe talked about earlier. Our credit facilities remain virtually undrawn with approximately $300 million available to us.

Although we do not expect to see as significant a balance sheet improvement as we did in 2009, our working capital initiative remains successful and has given us a very solid and stable balance sheet. Allowing us the flexibility to pursue our strategies and to make appropriate investments to drive continued profitable growth. Like the acquisition of McCann Color and the pending ICO acquisition, as well as funding our continued geographic expansion in places of high growth like India.
In conclusion, our North American business is now profitable two quarters in a row. With this quarter, the seasonal low now behind us, we’re expecting strong profitability going forward. Ultimately, we’re modeling our North American and specifically our US businesses to become as profitable as their European counterparts.
Our masterbatch and engineered plastics lines of business were stronger across the Globe with improved volume, margins and earnings in the quarter. Our distribution lines of business continue to shrink as a percentage of the total, reflecting the overall economic conditions, compared with the second quarter and year-to-date of last year.
In terms of outlook, we’re encouraged with the overall situation. We expect to see continued volume improvement compared with 2009, although we’re not expecting to achieve 2008’s volume levels. However, despite slow volume recovery, we expect the profitability per pound to remain significantly stronger than 2009’s depressed level and 2008’s preinitiative level. As a result, we’re expecting to see net income excluding certain non operating items for the third and fourth quarters combined closely approaching 2008’s levels, with Q3 being a bit below and Q4 being a bit above. This assumes a Euro in the $1.32 to $1.35 range.
Remember, we’ve said that annually a $0.01 change in the Euro impacts us approximately $500,000 on the bottom line. This also does not include any impact of the pending ICO acquisition. We will provide updated earnings information once we close on the ICO transaction.
Furthermore, as volume recovers, we expect profitability to grow. Given we cut approximately $30 million of costs from 2008’s base earnings, if volume were to approach 2008’s level over time, we would expect to see that $30 million fall through to the bottom line in addition to the benefits from margin mix initiatives.
Lastly, third quarter results will likely have a significant amount of noise in them as we work through the deal costs and opening balance sheet impacts. As a result, we will provide additional reconciliations between the reported results which will include the effects of the deals and the results from ongoing operations.
With those comments, I’ll turn the call back over to Joe. Thank you.
Joe Gingo
Thanks, Paul. And as we move forward, we will be relentless in our efforts to manage costs, eliminate lower margin businesses, improve product mix, optimize capacity, and introduce more value-added products to the market through our new product engine and integrate our two acquisitions. Through these efforts, we will generate further opportunities for profitable growth as we continue to improve efficiency and as the global economic climate gradually recovers.
For the remaining two quarters of our fiscal year, we are optimistic that we will see further market improvement globally.
In North America, our strategy is working and we expect earnings comparison with the past years to be quite favorable as we expect our North American businesses to continue profitability going forward.
In Europe, our performance is steadily improving, but market volumes will have to recover significantly before we see income levels above 2008. Our expectation, which underpins our forecast, is that the European economy will continue its slow and steady recovery. We’re encouraged by what we’ve seen as early indicators in the fiscal third quarter and hopefully that this momentum will continue.
Overall, I am confident that our earnings results in the second half, as Paul stated, will closely approach fiscal 2008 levels, and I want to be very clear about this. These earnings exclude any non-operating items and acquisition operating income and synergies. Our continued strategic progress throughout our business is the reason for our confidence.
On that note, I would like to open the call to your questions.
Rosemarie Morbelli, Ingalls, Snyder
Good morning all... good afternoon, rather.
Joe Gingo
Good afternoon, Rosemarie.
Rosemarie Morbelli
While the $0.12 was disappointing and obviously the market reacted that way, shouldn’t we be looking at the second quarter earnings, $0.24, and therefore above consensus? Unless you think that there are additional bad debt to be charged in the coming quarters.
Joe Gingo
Rosemarie, I think you — in my opinion, you’re absolutely correct. Look, as Paul mentioned, the customer we’re talking about was a very large customer of ours. Even though it only represents 1% of our total sales so it’s not a huge impact in that sense but it was a very large customer and it is also an Italian customer and as you know in Southern Europe, particularly in Italy and Spain, they’re extended terms. So I do not anticipate any type of bad debt of that significance going forward.
Rosemarie Morbelli
Has that customer disappeared? Has it filed for bankruptcy or what is happening there?

Joe Gingo
Well, actually not. In fact, it’s very interesting. It’s a very large customer, and we are currently selling the raw materials directly to their customer and their customer is tolling the materials through the plant. So we actually have not lost any sales and we’re dealing directly with the end customer.
Now, in addition to that, they have not filed for bankruptcy. They are working with the government to renegotiate their position and in fact, we will be having and have had meetings with them, but we will be having another meeting with their Board of Directors and discussing potential repayment terms. But as you know, you can’t count on those types of things until they fall into your pocket.
Rosemarie Morbelli
Okay. No, that is very helpful. And could you address, Paul, whether or not you had any surprises other than that particular situation regarding the demand in the marketplace, either on the positive or on the negative side, versus your expectations at the end of the first quarter?
Joe Gingo
Rosemarie, this is Joe, and I’d say no. I mean, we’ve been seeing a slow and steady recovery in Europe. If I want to say there was a surprise, it’s a pleasant one. Our EP business in Europe has sustained its performance over the six-month period and as you might recall in maybe a past conversation, I was concerned about an EP bubble in Europe. I think now that we have sustained it for six months, the bubble is past. So if anything, I would say that I was more pleasantly surprised. Now, our masterbatch businesses both in the USA and in Europe, plus our EP business in the USA have been much more slow and steady. As Paul indicated in his comments, distribution is down. In my opinion, Rosemarie, this is a reflection of the still-recovering market. Most of our distribution customers are small to mid-sized customers and I don’t think they’ve come back as well as the large producers.
Rosemarie Morbelli
Aren’t you happy to have distribution smaller as a percentage of the total, that should help improve your overall margin, shouldn’t it?
Joe Gingo
I think there’s two parts to that, Rosemarie. You’re right, it will improve your margins as a mix point and that makes us happy but you know as we increase the distribution we also increase the profit. So what I’d really like is high distribution margins and high profits but I think that becomes difficult in a distribution business.
Rosemarie Morbelli
Okay. Thanks. I’ll get back in queue.
Saul Ludwig, KeyBanc
Good afternoon.

Joe Gingo
Good afternoon, Saul.
Saul Ludwig
In the quarter you said you had $10 million of after tax special items.
Paul DeSantis
Correct.
Saul Ludwig
Trying to find that $10 million on the income statement is sort of difficult. Could you... we see the $5.3 million asset impairment, we see the $1.2 million restructuring charge, $5.3 asset impairment, $1.2 restructure. What are the other pretax and what does that get to after tax to get to the $10 million?
Paul DeSantis
Well, there is a $2.3 million valuation allowance that we had to take on the tax line. So that’s actually showing up in the tax line as additional expense. So that would hit the tax line. And there’s $1.4 million of costs related to the acquisitions that are flowing through the corporate operating income — the SG&A line.
Saul Ludwig
Oh, so $2.3 million is additional tax?
Paul DeSantis
Yes, it’s actually just additional tax expense.
Saul Ludwig
Got you. Okay. And then with regard to this... Joe, I appreciate your comments about price and cost. When you look at the gross margin detriment from the first quarter to the second quarter, how much of that detriment was due to a detriment in price versus raw material costs, versus fixed cost absorption issues? If we look at the first to second, trying to explain the margin degradation and thinking however that question is answered, should there be more degradation as we go from second to third because of the surging raw material cost, particularly polypropylene polyethylene, which are big products for you.
Joe Gingo
OK, I’ll have Paul address the financial one, and I’ll talk about what we see in pricing trends.
Paul DeSantis
So, Saul, my calculation is we’re about 190 basis points down from first to second quarter, something in that range. And I calculate about 60 basis points of that being that price/mix combination, so the inability to keep up with the pricing. There’s actually a huge impact on mix because our distribution business went from roughly 33% of the business to 37% in the quarter. So that had a big impact, and then there’s the fixed costs that you talked about that also hits us. So those are the components.

Joe Gingo
Saul, this is Joe. As I look at raw materials going out, at least our forecasts right now, we expect to see somewhere from 1% to 5% over the next three months, but we expect to see flattening and softening beyond that. Right now, actually certain raw materials are in short supply. And we’re buying ahead in some cases just so we can have the materials to meet firm orders. As you well know, as the recovery continues, suppliers will put on more capacity and I think we will see some relief on raw material pricing three to six months out.
Saul Ludwig
So the question to be more specific, you had this 60 basis points degradation in price mix from first to second. We know that things like polypropylene, polyethylene, up $0.08, $0.10 a pound, effective today. Will you see further price cost degradation in the third quarter versus the second quarter or do you think that the price cost ratio would hold stable from second quarter to third quarter?
Paul DeSantis
Saul, this is Paul. My guess is we’re going to see a little bit more degradation. I think as Joe said and the operating model here works, as prices go up we’re not going to capture the entire amount of the price increase and then as prices go down, we’re going to capture more than the decline. So of course we’ll see better fixed cost recovery, so that will help us. And that’s why when we talk about our outlook for the rest of the year, we just pegged the dollar amount and talked about our net income against that. So if we see a little decline in margin from that as it goes up, we also don’t expect these prices to stick forever and we actually expect them to come down. So we expect to pick that back up again when they come down.
Saul Ludwig
With regard to the incentive comp, the $3.5 million plus the stock appreciation component, let’s just talk about X the stock appreciation component, should that increase of $3 million that we saw in the second quarter repeat itself in the third and fourth quarter with an up $3 million? Is that embedded in your second half outlook?
Paul DeSantis
That is an excellent question. Yes, in terms of the extra cost embedded, no in terms of $3 million impact. What happened to us was that we started last year accruing at 100% because we started the year before the economic calamity. So by the time we got through the second quarter, it was clear that we were not going to be making our numbers, and so we had to pull down our total provision. As we pulled our total provision down in the second quarter, we actually had a credit last year in the second quarter through the P&L versus our debit this year. So that’s why we have such a big swing. And so we won’t see a $3 million swing year-over-year. My estimate will probably be more in the $1.5 million to $2 million range.
Saul Ludwig
Per quarter?
Paul DeSantis
Per quarter. Over prior year.

Saul Ludwig
Right. And if the stock price goes down, do you reverse some of the comp that’s related to your stock price?
Paul DeSantis
Yeah. Absolutely, Saul. We are going to work on a much better way to communicate this stock price volatility. Because yes, as the price goes down, then we get a pickup. So in this quarter, if we look at what happened, we had an expense in this quarter of almost $3.6 million. We had virtually no expense in the first quarter. So it was a huge increase quarter-over-quarter. That’s because the stock priced moved up.
Now, one of the things that’s happening that we hope will dampen some of this volatility going forward is that there’s a component of these that are starting to fall off now and as they fall off, that should help reduce a little bit of this volatility. But we’ll have to come up with a better way to communicate it. We do break it out in detail in our 10-Q but we’ll see if we can do a better job of that going forward.
Saul Ludwig
And my final question, while you can’t now tell us whether ICO, again, X-special charges but for the four months you will own it, whether... how much that is going to contribute or penalize earnings. Thinking that those four months of May, June, July, August would kind of be in the sweet spot of their sales, would you think the contribution would be a positive number without quantifying it or do you think it would be a negative number?
Joe Gingo
I am confident that it will be a positive number.
Saul Ludwig
Even in the four months?
Joe Gingo
Yes, I think so.
Paul DeSantis
Saul, if we exclude... I mean if we think about how we’re financing this, we’re excluding... we’re not borrowing anything, we’re just taking cash that’s basically sitting on our balance sheet and earning virtually nothing and we’re exchanging it for this productive asset. We will issue 5.1 million more shares so that will have an impact, but from an operating basis their business is profitable and of course to the extent that they make money in the US, we’ll start to see some of our synergies which definitely includes the tax synergies.
Saul Ludwig
So that should help augment what you’ve said about your second half of the year?

Joe Gingo
Yeah, because, and I hope I did make it clear, when we’re projecting to look very similar to ‘08, Paul said a little down in the third, a little up in the fourth, that excludes any acquisition synergies.
Paul DeSantis
Or earnings.
Joe Gingo
Or earnings.
Saul Ludwig
Right, but we think there will be some, without quantifying.
Joe Gingo
Yes. As Paul said, as we go forward we’re going to try to be a lot clearer regarding the acquisition earnings, the acquisition costs, and be as clear as possible to the Street with regard to what’s happening.
Saul Ludwig
And that cash you’re paying for it, is that US or are you going to have any costs in bringing it in?
Paul DeSantis
The cash is in Europe and we... and thanks to our great European performance, we have that cash. We are bringing that cash over. Our expectation is that it should come over virtually no impact on the P&L. So we’ve been working on that for, I don’t know, the last six... ever since we announced the deal, basically. So we’re in the final stretch of that, but it’s going to be from Europe.
Saul Ludwig
Thank you very much.
Paul DeSantis
You’re welcome, Saul
Joe Gingo
Thank you, Saul.
Dmitry Silversteyn, Longbow Research
Good afternoon. Couple of questions, if I may, to follow up on some of the things that were said earlier. Can you talk about how much of your business currently is what I would characterize as a cost plus business model where it’s easier and more real time to pass through pricing and how much you’ve moved to a more value added model where you have to convince customers to take price increases and it may take a little bit longer, therefore.

Joe Gingo
Dmitry, I don’t have those numbers at my fingertips. We will take a look at that. I mean, just in general, most of your EP businesses are tied to some type of contract and those contracts tend to have three to six month lags on your index. So in other words, as raw material price goes up... let’s say raw material price is going up now, you actually might have some benefit from it because you didn’t hit the index number and you’d have a negative going down and it’s the reverse the other way around. Most of the masterbatch businesses are... with only with the very big customers are they tied into any type of index like that. So it’s hard for me just off the top of my head. It’s not something that I or Paul track on any kind of regular basis.
But I think if you look at our masterbatch business and say it’s primarily going to be month-to-month and you look at our EP business and say there’s usually some type of three to six month lag, and distribution is straight — there’s no lag. That would give you a general feel. Paul will try to get more specific as we go on.
Dmitry Silversteyn
Is there a much difference in this between the US and European operations?
Paul DeSantis
No.
Dmitry Silversteyn
Second question, the one region that has done phenomenally well for you in terms of volume growth this quarter and I guess it’s second quarter that it’s done that is Asia. So my question is, is it exposure to a particular customer group or particular market or is it just you’re growing off such a small base that a couple of wins move the needle that much? Can you give us an idea of why Asia is up that strongly in volume?
Joe Gingo
Definitely, it’s not one customer or a couple customers. It is just a general, steady increase in that market. We’re seeing it in our Indonesia plant, we’re seeing it in our Chinese plant. We’re seeing it in sales in the region. Because we actually make a lot of materials in Germany that we export to Korean auto manufacturers, to other auto manufacturers in the region. I mean, Asia is recovering better than the rest of the world at a faster rate and we’re benefiting from that recovery.
Dmitry Silversteyn
Right. Okay. You mentioned autos. You obviously worked hard to reduce your exposure to autos in recent years and it was part of your mix improvement strategy, but you do still do have auto exposure and auto build rates have been very strong here through March, about 60% or so up in the US and 20% or better in Europe and Asia.
Are you seeing these types of growth in related businesses and are other businesses therefore still in the decline that you’re only able to post a 1% volume improvement in Europe especially given it sounds like you’re exporting out of Europe and into some of the strong Asian automotive market? Can you give us an idea of how sensitive you are to automotive and which markets are continuing to decline significantly that are offsetting the benefits that supposedly you’re seeing?
Joe Gingo
The answer to your last question is the easiest answer. It’s distribution. If you look at the volume decline, the volume decline is distribution. All of our other businesses are growing. Whatever region of the world you’re in. And so yes, we’ve seen a good recovery on automotive but we’re experiencing a good recovery in masterbatch as well. It’s really distribution. And of course, as we said to Rosemarie, that’s why our margins improve, because this is there, even though we had a very good distribution margin, it just... it is less of our total mix and as such. So we’re seeing, I think, very reasonable, slow and steady growth in our core manufacturing businesses.
Dmitry Silversteyn
Okay. And then switching gears on the distribution side of the business, can you give us... I mean you’ve been working off unprofitable part of that business for a while now. Could you give us an idea kind of what inning we’re in so-to-speak in terms of being through the weeding out process, where the distribution business will be more representative over what’s going on in the end market?
Paul DeSantis
I’ll answer that to start. But the distribution business, we’re probably through I would say through the eighth inning of any kind of weeding out of the margin mix. We’re seeing a huge mix shift between our smaller boxed business as compared to railcar business that we used to have. That’s exactly part of our strategy to move up the value chain to distribution, so that we can be a better partner for our customers. So we pretty much worked off all that railcar business right now and so it’s hard to say that... I think margins are probably at their peak in the distribution business right now.
Joe Gingo
And I think, Dmitry as the whole market recovers, distribution will come back stronger because I think that’s really, as I said, it’s the biggest depression we had on volume. We personally believe because of the customer base we sell to, that mid- and small-sized customer is the one that is experiencing the least recovery as we go back. As the economy recovers, I expect to see distribution increase as a percentage of our sales.
Dmitry Silversteyn
Okay. Okay. And then final question on the raw material pre-buy that you talked about, do you have enough material at lower costs in your inventory to kind of bridge the summer bubble in petrochemical pricing and get you into the second half of the year where we should start seeing hopefully some seasonal declines in pricing, assuming no hurricanes and force majeures.
Joe Gingo
Well, that’s a big assumption, first of all, Dmitry, the force majeure one, but go ahead Paul.

Paul DeSantis
I think we’re really hoping... you know, there’s a delicate balance here because we know at some point the prices are going to go down and the last thing we want to do is get caught with inventory that used to be inexpensive that automatically turns out to be expensive. Then we have a lower cost to market issue and have to write the value of that inventory down. So we have to be pretty judicious about what we pre-buy and as you notice, that’s part of the reason we have some leakage in our margin to a certain extent because we’re not going to go out and aggressively buy an unbelievable amount of inventory to offset any margin shortfall and then get caught when the market turns. So it’s a delicate balance that we’re walking.
Dmitry Silversteyn
Okay. All right. That’s all the questions I had and thanks for updating us on the progress that you guys are making. Sounds very impressive.
Joe Gingo
Thank you, Dmitry.
Rosemarie Morbelli, Ingalls & Snyder
I decided we could all wait a little bit before going on vacation. Those of you who are going on vacation. When you look at the markets you are serving, are there some which are showing more strength than others, and others that are still going down or at least at the worst, has everything kind of leveled off?
Joe Gingo
Well, I think it depends. And I can go through it. Again, I’ll go back to EP in Europe, a pleasant surprise, very strong and has remained very strong for us. And that’s reflected... you know, in Europe we’re only 20% automotive so it reflects a general recovery in the markets there and we’re quite pleased with that.
EP in the United States, I think is a little slower than that. And I think part of that is as you see the recovery in the United States in auto build is there’s still more commodity product in that build and we walked away from the commodity products so we’re in the higher value end and so we’re not seeing as big a recovery as might be reflected by the auto build.
Masterbatch in the United States and in Mexico and in Europe has just really been very solid for us. Steady growth. And we compare it to two numbers. We compare it to ‘09 and ‘08 and I think, as we said, we’re not seeing ‘08 volumes but we’re a lot better than ‘09 and so we continue to see that gradual recovery. I think, you know, distribution I think has to be leveling off. I don’t... I guess we’ll know better next quarter.
Rosemarie Morbelli
Any particular area of the distribution business that is worse than another? Or is it all bad?
Joe Gingo
We’re supplying... and primarily I mean we supply the same markets that we supply masterbatch and EP and roto compounding in the USA and roto’s been pretty depressed in the USA but it’s not a huge portion of our business. I think it’s just the size of the customer. In masterbatch, you know, we deal directly with a lot of big customers. They’re solid and they keep getting better every month. Whereas in distribution, we’re dealing with a lot of the smaller people and I don’t think the spillover of production has come out of the big manufacturers to the smaller yet. That’s my opinion, Rosemarie.
Rosemarie Morbelli
Okay, that is helpful. And then one last question for Paul. Your corporate expense of $7.442 million, how do we clean it up?
Paul DeSantis
Well, we...
Joe Gingo
You know Rosemarie, I have asked that question too.
Paul DeSantis
Thank you, Joe. Well, one thing we do is we stopped doing acquisitions, so we’ve got a lot of expense flowing through there, $1.4 million this quarter for acquisitions. On top of that, there’s the bonus effect is flowing through there as well, and we also have some effect of that mark-to-market adjustment flowing through. So those pieces alone are having a bit of an effect. So almost $700,000 of the bonus effect compared to last year’s second quarter, if I’m looking at this right, is flowing through the corporate and then there’s an effect on the restricted... the stock-based comp as well.
Rosemarie Morbelli
So if we look on a more normalized third quarter and fourth quarter, what could that number be?
Paul DeSantis
Well, it should definitely be lower than it is, except this is going to be... it’s tough because we’re going to have a bunch more deal costs flowing through, and so we’ll have to try to factor that out some how in our reporting to make really clear what’s actually underlying spending and that’s... because underlying spending is basically flat year-over-year. But because we have all these other costs flowing through, that’s what’s causing us to make it look like it’s so much higher.
Rosemarie Morbelli
All right, and deal costs considered one-time charges.
Paul DeSantis
They are and we exclude them from our one-time charge but on the face of the segment that you’re looking at it’s included in that number.
Rosemarie Morbelli
All right. Thank you very much.

Joe Gingo
Thank you, Rosemarie.
Rosemarie Morbelli
You guys have a great weekend.
Joe Gingo
You as well.
Rosemarie Morbelli
Thanks.
Jennifer Beeman
Operator, are there any further questions?
Operator
At this time there are no further questions in queue. And I would now like to turn the call back over to Mr. Joe Gingo. Please proceed.
Joe Gingo
Thank you for all of your questions and your ongoing interest in A. Schulman. We appreciate the support of all our shareholders as we continue strengthening our Company and generating greater value for the long term. We look forward to updating you on our progress again next quarter. Have a nice weekend.
Jennifer Beeman
Thank you everyone and that concludes our call for today.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.
A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of A. Schulman and ICO, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of ICO and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in A. Schulman’s and ICO’s respective reports filed with the SEC, including Schulman’s annual report on Form 10-K for the year ended August 31, 2009 and ICO’s annual report on Form 10-K for the year ended September 30, 2009, in each case, as such reports may have been amended. This document speaks only as of its date, and A. Schulman and ICO each disclaims any duty to update the information herein.
Additional Information and Where to Find It
In connection with the proposed transaction, Schulman has filed a registration statement on Form S-4 with the SEC (Registration No. 333-164085) on December 30, 2009, containing a preliminary proxy statement/prospectus, and Amendment Nos. 1, 2, and 3 to the registration statement on February 8, 2010, March 11, 2010 and March 22, 2010, respectively. STOCKHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to stockholders of ICO. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from A. Schulman at its web site, www.aschulman.com, or from ICO at its web site, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.
Participants In Solicitation
A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning the proposed directors of the combined company, A. Schulman’s and ICO’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in Schulman’s Registration Statement on Form S-4 (Reg. No. 333-164085), as amended, filed with the SEC and in each company’s Form 10-K, as amended, for the year ended August 31, 2009 in respect of A. Schulman and for the year ended September 30, 2009 in respect of ICO.